Response Biomedical Replaces Equity Private Placement
With $1.58 Million Convertible Debentures

Vancouver, British Columbia, Oct. 21, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that it has elected to replace the non-brokered equity private placement announced on August 17, 2005, with a CDN$1,579,000 non-brokered private placement of three year convertible debentures bearing 7 % annual interest, consisting of 1,579 units. Each unit is comprised of a $1,000 principal amount convertible debenture and 1,190 common share purchase warrants. Each warrant shall have a term of two years and may be converted into one common share at an exercise price of $0.50 per share. The debenture conversion price is $0.42 for the first two years, and $0.47 in the third. The Company will have the right to redeem the debentures for either cash or common shares if the price exceeds 200% of the conversion price for 10 consecutive trading days. The placement is closed subject to final regulatory approvals.

“We are focused on concluding international distribution agreements for our RAMP cardiovascular products over the coming months, and are actively advancing product programs and relationships with 3M, Roche Diagnostics and Shionogi toward commercialization,” said Bill Radvak, President and CEO. “The proceeds of this financing will be invested in the necessary infrastructure, personnel and licensing fees to compete internationally in the point-of-care cardiovascular and clinical infectious disease diagnostic markets worldwide.”

The Company will pay finders’ fees totaling $14,000 subject to approval by the TSX Venture Exchange.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, including statements relating to the proposed financing, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6010 ext. 6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com